Covington & Burling LLP
BEIJING BRUSSELS DUBAI FRANKFURT JOHANNESBURG LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SEOUL SHANGHAI WASHINGTON	The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T +1 212 841 1000

June 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh
Stephen Krikorian
Charli Gibbs-Tabler
Jan Woo

Re:	Adit EdTech Acquisition Corp.

Amendment No. 6 to Registration Statement on Form S-4

Filed May 5, 2023

File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated June 2, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, Amendment No. 4 thereto filed with the Commission on February 9, 2023, Amendment No. 5 thereto filed with the Commission on April 6, 2023, and Amendment No. 6 thereto filed with the Commission on May 5, 2023 (“Amendment No. 6”). The Company is concurrently filing Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 6. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

June 7, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 6 to Registration Statement on Form S-4 Filed on May 5, 2023

Griid Infrastructure LLC and Subsidiaries

Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2022 and 2021

Consolidated Statements of Cash Flows, page F-31

1.	Please revise to label the consolidated statements of cash flows for the year ended December 31, 2022 as restated.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-55 to label the consolidated statements of cash flows for the year ended December 31, 2022 as restated.

2.

You indicate in your response to prior comment 5 that the gross amount of the purchase of the chips is shown as an investing activity at the time of receipt. Tell us why the portion of the purchase credited against the deposit is not considered a noncash activity and presented as an offset to the cash outflow for the purchase of property and equipment in investing activity. Refer to ASC 230-10-50-3 through 50-5.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-55 and F-58 to reclassify the portion of the chips purchased credited against the deposit as an offset to the purchase of property and equipment as an investing activity within Griid Infrastructure LLC’s (“GRIID”) consolidated statements of cash flows for the year ended December 31, 2022. Please note that there were no receipts of chips during the year ended December 31, 2021. The Company has also modified its restatement disclosure accordingly.

Notes to Consolidated Financial Statements

Note 3. Restatement of Previously Issued Financial Statements Restatement of 2021 Consolidated Statements of Operations, page F-34

3.

Please revise to also indicate that you initially restated the statement of cash flows for the year ended December 31, 2021 to reclassify the cash proceeds related to the sale of cryptocurrencies from investing activities to operating activities. This initial restatement of the statement of cash flows for the year ended December 31, 2021 is the basis for why the restatement after the issuance of the financial statements as of and for the years ended December 31, 2022 and 2021 is necessary. It is only permitted that the initial restatement disclosures be removed in financial statements of subsequent annual periods. Refer to ASC 250-10-50-10. Please revise your disclosure on page 247, accordingly.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

June 7, 2023

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-57 and F-58 to indicate that GRIID initially restated its statement of cash flows for the year ended December 31, 2021 to reclassify the cash proceeds related to the sale of cryptocurrencies from investing activities to operating activities.

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-39

4.	Please note that we continue to review your revenue recognition practices and disclosures applied in your mining operations and may have further comments.

Response to Comment 4: The Company respectfully notes that the Staff continues to review GRIID’s revenue recognition practices and disclosures applied in its mining operations and may have further comments.

Note 12. Fair Value Hierarchy, page F-51

5.

We note your response to prior comment 10. While we understand that the ADEX common shares are to be used as consideration for the merger, it appears that the implied enterprise value from the merger consideration is the basis for the valuation of the shares underlying the warrants. The negotiated merger consideration does not appear to be an observable input, as it is not publicly available market data. In addition, we note the unobservable inputs disclosed on page F-53. As such, it appears that the fair value measurement was based on Level 3 of the fair value hierarchy. Please revise.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-76 to state the fair value measurement based on Level 3 of the fair value hierarchy.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

June 7, 2023

Note 15. Commitments and Contingencies

Data Black River Development and Operation Agreement, page F-58

6.

You indicated in your April 4, 2023 response to comment 18 that upon receipt of bitcoin, GRIID records the difference in fair value resulting from the price difference from contract inception to date of receipt as a realized gain or loss. Although changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration are properly not included in your transaction price, the asset arising upon recognition from the noncash consideration should be measured and accounted for based on other relevant guidance related to the form of the noncash consideration. Please revise your accounting for the measurement of bitcoin after contract inception based on the guidance in ASC 350-30. Refer to BC40 of ASU 2016-12.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment related to the treatment and measurement of changes in fair value between contract inception and recognition of revenue and advises the Staff as follows:

BC40 of ASU 2016-12 states (emphasis added):

•

As a result of measuring noncash consideration at contract inception, any changes in the fair value of noncash consideration after contract inception will not be reflected in the transaction price. Instead, an entity will apply the GAAP related to the form of the noncash consideration to determine whether and how any changes in fair value that occurred after contract inception should be recognized upon receipt of the noncash consideration.

Therefore, GRIID applies intangible asset accounting (ASC 350-30) to determine the appropriate recognition of changes in fair value of bitcoin after contract inception. Indefinite-lived intangible assets such as bitcoin are tested for impairment if, as a result of events or changes in circumstance, it is more likely than not that the asset is impaired. In the case of bitcoin, GRIID uses the quantitative impairment test, which involves a comparison of the fair value of the bitcoin to its carrying amount or cost basis, and records a loss accordingly, resulting in a revised cost basis. Intangible asset accounting prohibits the write-up of assets in instances where the fair value exceeds the cost basis; therefore, gains can only be realized upon disposition of the asset.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

June 7, 2023

The contract inception date for the Data Black River Development and Operation Agreement (the “D&O Agreement”) is deemed to be October 1, 2021; GRIID uses the fair value of bitcoin—the bitcoin spot price–on that date to determine both revenue and the bitcoin cost basis over the three-year contract term. If the fair value of bitcoin upon receipt during the term falls below such value at contract inception, GRIID records an impairment loss; however, gains are only recognized when bitcoin is sold. Included below is an illustrative fact pattern and the resulting illustrative journal entries:

•	Illustrative fact pattern

•	Bitcoin spot price at contract inception (October 1, 2021) - $44,000

•	One bitcoin received on April 1, 2023 (in relation to the D&O Agreement)

•	Price of bitcoin on April 1, 2023 - $28,000

•	Illustrative journal entries

•	To record revenue for satisfying the performance obligation (utilizing the contract inception price)

•	Debit intangible assets (bitcoin) - $44,000

•	Credit revenue - $44,000

•	To record impairment loss (fair value on April 1, 2023 is less than the fair value on October 1, 2021)

•	Debit impairment loss - $16,000

•	Credit intangible assets (bitcoin) - $16,000

As indicated in the Company’s April 4, 2023 response to comment 18, the difference between measuring the fair value of bitcoin received at the time of receipt (i.e., current methodology) compared to the fair value at contract inception resulted in immaterial amounts and therefore did not impact GRIID’s statements of income.

In order to determine the potential impairment loss of bitcoin received under the D&O Agreement, GRIID has compared the fair value of bitcoin received under the contract at the time of receipt compared to fair value of bitcoin on October 1, 2021 and determined the amounts to be a $0 loss and a $186,000 loss in 2021 and 2022, respectively. GRIID has determined the amounts to be immaterial and has not recorded such losses in its statements of income. GRIID believes its methodology is consistent with intangible asset accounting under ASC 350-30.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

June 7, 2023

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig
Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Kerry S. Burke, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP